UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

VALCENT PRODUCTS INC.
(Name of Issuer)

Common Stock
(Title of Class Securities)

918881103
(CUSIP NUMBER)

  May 11, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☑ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 918881103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
West Peak Ventures of Canada Limited and Timothy Brock as joint filers pursuant to Rule 13d-1(k)

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
3.	SEC Use Only
_____________________________________________________________________________________________________________________________________________________________________________________________________________

4.	Citizenship or Place of Organization: West Peak Ventures of Canada Limited is a corporation domiciled in Canada and Timothy Brock is a citizen of Canada.
_____________________________________________________________________________________________________________________________________________________________________________________________________________

Number of	5.
Sole Voting Power:       85,390,023:  A total of 39,207,317 common shares are held through West Peak Ventures of Canada Ltd., a company that Mr. Tim Brock controls, and 46,092,346 common shares are held in the name of Tim Brock. A further 90,360 warrants that are owned by West Peak Ventures of Canada Ltd. (see further description in Item 4 below)

Shares Bene-
ficially by	6.	Shared Voting Power: 0
Owned by Each
Reporting	7.
Sole Dispositive Power :      85,390,023 includes 90,360 warrants that are owned by West Peak Ventures of Canada Ltd.  See further description of the contractual limitations with respect to dispositive power in Item 4 below.

Person With:
	8.	Shared Dispositive Power: 0

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14.4% by Timothy Brock of which 6.6% is beneficially owned by West Peak Ventures of Canada Ltd. (see further description in Item 4 below)
___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
11.	Percent of Class Represented by Amount in Row (9) 14.4%
___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
12.	Type of Reporting Person (See Instructions) West Peak Ventures of Canada Ltd.: CO Timothy Brock: IN

_____________________________________________________________________________________________________________________________________________________________________________________________________________

  Item 1
                (a)   Name of Issuer:                                                         Valcent Products, Inc.
                Address of Issuer's Principal Executive Offices:                 789 West Pender St., Suite 1010
                                                                                                        Vancouver, B.C. Canada V6C IH2
  Item 2
(a), and (b):

This Schedule 13G is being filed on behalf of West Peak Ventures of Canada Limited, and Timothy Brock, as joint filers (collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which  is attached to this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is:

789 West Pender St., Suite 1000 Vancouver, B.C. Canada V6C IH2

(c) Citizenship :	West Peak Ventures of Canada Limited is a federally incorporated corporation and Timothy Brock is a Canadian citizen.

 (d) Title of Class of Securities:      Common Stock

 (e) CUSIP Number:                     918881103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
 85,390,023. The total beneficial ownership of the Reporting Persons includes 39,207,317 common shares and 90,360 warrants are held through West Peak Ventures of Canada Ltd., a company that Mr. Tim Brock controls, and 46,092,346 common shares are held in the name of Tim Brock. Timothy Brock is the sole shareholder and a control person of West Peak Ventures of Canada Ltd. and therefore for the purposes of Rule 13d-3, Mr. Brock may be deemed the beneficial owner of the shares beneficially held by West Peak Ventures of Canada Ltd.

85,008,662 shares of common stock beneficially owned by West Peak Ventures of Canada Ltd. and Timothy Brock were acquired in May 2009 upon the settlement of certain debts owed to West Peak Ventures of Canada Ltd. and Timothy Brock by Valcent Products Inc.  49,008,662 of these shares are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits to dispose of up to 12,252,165 shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on West Peak Ventures of Canada Ltd.’s and Timothy Brock’s ability to dispose of the shares.

(b) Percent of class:	14.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	85,390,023 (of which 46,092,346 common shares are beneficially held in the name of Tim Brock and 39,207,317 common shares and 90,360 warrants are held through West Peak Ventures of Canada Ltd.).

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of
 85,390,023 (of which 46,092,346 common shares are beneficially held in the name of Tim Brock and 39,207,317 common shares and 90,360 warrants are held through West Peak Ventures of Canada Ltd. and certain of which are subject to the restrictions described in Item4(a) above).

(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date :	May 21, 2009

By :	/s/ Timothy Brock
West Peak Ventures of Canada Ltd.
Title: Director

Date :	May 21, 2009

By :	/s/ Timothy B. Brock
Timothy Brock

EXHIBIT INDEX

     Exhibit Description

       99.1         Joint Filing Agreement

4